Atlassian Announces Second Quarter Fiscal Year 2018 Results

Quarterly revenue of $212.6 million, up 43% year-over-year
Quarterly IFRS operating margin of (7%) and non-IFRS operating margin of 21%
Quarterly free cash flow of $67.8 million

SAN FRANCISCO (January 18, 2018) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its second quarter of fiscal 2018 ended December 31, 2017 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We finished calendar year 2017 with another great quarter. Our Cloud, Server and Data Center products delivered strong results, and the Atlassian Marketplace, which plays an important role in our continued growth, passed $350 million in lifetime sales,” said Scott Farquhar, Atlassian’s co-CEO and co-founder. “We are also thrilled that James Beer will be joining Atlassian as our new CFO in February, and look forward to the leadership and experience he brings scaling global businesses.”

Second Quarter Fiscal Year 2018 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $212.6 million for the second quarter of fiscal 2018, up 43% from $148.9 million for the second quarter of fiscal 2017.

•
Operating Loss and Operating Margin: Operating loss was $15.3 million for the second quarter of fiscal 2018, compared with $2.6 million for the second quarter of fiscal 2017. Operating margin was (7%) for the second quarter of fiscal 2018, compared with (2%) for the second quarter of fiscal 2017.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $65.2 million for the second quarter of fiscal 2018, compared with $1.7 million for the second quarter of fiscal 2017. Net loss per diluted share was $0.28 for the second quarter of fiscal 2018, compared with $0.01 for the second quarter of fiscal 2017.

Net loss for the second quarter of fiscal 2018 included a non-cash charge to income tax expense of $47.3 million as a result of the write-down of Atlassian’s deferred tax assets. The charge was driven by the reduction in the U.S. corporate income tax rate from 35% to 21% and Atlassian’s assessment of the realizability of its deferred tax assets.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the second quarter of fiscal 2018 totaled $679.1 million.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $44.4 million for the second quarter of fiscal 2018, compared with $27.6 million for the second quarter of fiscal 2017. Operating margin was 21% for the second quarter of fiscal 2018, compared with 19% for the second quarter of fiscal 2017.

•
Net Income and Net Income Per Diluted Share: Net income was $31.0 million for the second quarter of fiscal 2018, compared with $21.7 million for the second quarter of fiscal 2017. Net income per diluted share was $0.13 for the second quarter of fiscal 2018, compared with $0.09 per diluted share for the second quarter of fiscal 2017.

•
Free Cash Flow: Cash flow from operations for the second quarter of fiscal 2018 was $72.3 million, while capital expenditures totaled $4.5 million, resulting in free cash flow of $67.8 million, an increase of 52% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the second quarter of fiscal 2018 with a total customer count on an active subscription or maintenance agreement basis of 112,571, having added 4,825 net new customers during the quarter.

•
Atlassian Marketplace: With more than 3,500 apps designed to enhance Atlassian products, the Atlassian Marketplace is one of the largest enterprise app stores. It continues to see excellent growth and surpassed a new milestone during the quarter, with more than $350 million in lifetime sales since its inception in 2012.

•
Atlassian Team Tour: Atlassian will soon be getting on the road to unveil new product updates, share the latest in team practices, and discuss the future of teamwork. The Atlassian Team Tour is a series of live events starting February 8, 2018 in Amsterdam, and will cross the globe with a total of ten stops on three continents. You can find out more at: https://www.atlassian.com/company/events/teamtour.

Financial Targets:
Atlassian is providing its financial targets for the third quarter and full fiscal year 2018. The company’s financial targets are as follows:

•	Third Quarter Fiscal Year 2018:

•	Total revenue is expected to be in the range of $217 million to $219 million.

•	Gross margin is expected to be approximately 80% on an IFRS basis and approximately 83% on a non-IFRS basis.

•	Operating margin is expected to be approximately (5%) on an IFRS basis and approximately 17% on a non-IFRS basis.

•	Net loss per diluted share is expected to be approximately ($0.08) on an IFRS basis, and net income per diluted share is expected to be approximately $0.08 on a non-IFRS basis.

•
Weighted-average share count is expected to be in the range of 231 million to 233 million shares when calculating diluted IFRS net loss per share and in the range of 244 million to 246 million shares when calculating diluted non-IFRS net income per share.

•	Fiscal Year 2018:

•	Total revenue is expected to be in the range of $853 million to $857 million.

•	Gross margin is expected to be approximately 80% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (8%) on an IFRS basis and approximately 19% on a non-IFRS basis.

•	Net loss per diluted share is expected to be in the range of ($0.48) to ($0.47) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.47 to $0.48 on a non-IFRS basis.

•
Weighted-average share count is expected to be in the range of 231 million to 233 million shares when calculating diluted IFRS net loss per share and in the range of 242 million to 244 million shares when calculating diluted non-IFRS net income per share.

•	Free cash flow is expected to be in the range of $260 million to $270 million, which includes capital expenditures that are expected to be in the range of $25 million to $30 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, January 18, 2018 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10114838). International callers, please dial 1-412-317-0088 (access code 10114838).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.
About Atlassian
Atlassian unleashes the potential of every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 112,000 customers, across large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including Jira Software, Confluence, Stride, Trello, Bitbucket and Jira Service Desk at https://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Paul Loeffler
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, ecosystem, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:
Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets.
Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, the related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Revenues:
Subscription	$95,793	$56,326	$180,171	$106,257
Maintenance	80,362	65,060	156,677	126,801
Perpetual license	21,764	18,210	41,694	35,711
Other	14,707	9,313	27,902	16,927
Total revenues	212,626	148,909	406,444	285,696
Cost of revenues (1) (2)	43,164	26,899	83,254	49,461
Gross profit	169,462	122,010	323,190	236,235
Operating expenses:
Research and development (1)	101,324	69,758	196,186	137,215
Marketing and sales (1) (2)	44,810	27,416	90,276	52,396
General and administrative (1)	38,584	27,475	74,309	54,391
Total operating expenses	184,718	124,649	360,771	244,002
Operating loss	(15,256)	(2,639)	(37,581)	(7,767)
Other non-operating expense, net	(493)	(251)	(1,158)	(314)
Finance income	1,568	1,441	2,823	2,763
Finance costs	(7)	(38)	(16)	(45)
Loss before income tax benefit (expense)	(14,188)	(1,487)	(35,932)	(5,363)
Income tax benefit (expense)	(51,042)	(211)	(43,292)	1,028
Net loss	$(65,230)	$(1,698)	$(79,224)	$(4,335)
Net loss per share attributable to ordinary shareholders:
Basic	$(0.28)	$(0.01)	$(0.35)	$(0.02)
Diluted	$(0.28)	$(0.01)	$(0.35)	$(0.02)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	230,208	221,316	229,182	219,910
Diluted	230,208	221,316	229,182	219,910

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Cost of revenues	$3,180	$1,505	$6,172	$2,844
Research and development	27,020	16,159	52,991	33,158
Marketing and sales	6,136	3,089	12,345	6,604
General and administrative	9,015	7,053	17,968	15,723

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Cost of revenues	$5,294	$2,198	$10,587	$4,400
Marketing and sales	9,023	219	18,045	415

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	December 31, 2017	June 30, 2017
Assets
Current assets:
Cash and cash equivalents	$310,905	$244,420
Short-term investments	368,194	305,499
Trade receivables	35,273	26,807
Current tax receivables	12,832	12,445
Prepaid expenses and other current assets	22,204	23,317
Total current assets	749,408	612,488
Non-current assets:
Property and equipment, net	37,792	41,173
Deferred tax assets	102,980	188,239
Goodwill	311,996	311,900
Intangible assets, net	92,255	120,789
Other non-current assets	12,094	9,269
Total non-current assets	557,117	671,370
Total assets	$1,306,525	$1,283,858
Liabilities
Current liabilities:
Trade and other payables	$79,768	$73,192
Current tax liabilities	1,178	2,207
Provisions	6,426	6,162
Deferred revenue	284,231	245,306
Total current liabilities	371,603	326,867
Non-current liabilities:
Deferred tax liabilities	43,585	43,950
Provisions	3,952	3,333
Deferred revenue	17,468	10,691
Other non-current liabilities	6,493	4,969
Total non-current liabilities	71,498	62,943
Total liabilities	443,101	389,810
Equity
Share capital	23,121	22,726
Share premium	453,016	450,959
Other capital reserves	483,936	437,346
Other components of equity	5,804	6,246
Accumulated deficit	(102,453)	(23,229)
Total equity	863,424	894,048
Total liabilities and equity	$1,306,525	$1,283,858

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Operating activities
Loss before income tax benefit (expense)	$(14,188)	$(1,487)	$(35,932)	$(5,363)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	20,990	11,253	41,570	19,295
Gain on sale of investments and other assets	(16)	(65)	(32)	(407)
Net unrealized foreign currency gain	(142)	(115)	(162)	(208)
Share-based payment expense	45,351	27,806	89,476	58,329
Interest income	(1,568)	(1,441)	(2,823)	(2,763)
Changes in assets and liabilities:
Trade receivables	(4,668)	(12,695)	(8,387)	(12,068)
Prepaid expenses and other assets	(2,624)	2,416	1,143	(2,770)
Trade and other payables, provisions and other non-current liabilities	5,105	5,135	6,258	(3,399)
Deferred revenue	23,497	16,629	45,702	24,317
Interest received	1,361	1,381	2,791	3,677
Income tax paid, net of refunds	(770)	(1,418)	(2,027)	(2,779)
Net cash provided by operating activities	72,328	47,399	137,577	75,861
Investing activities
Business combinations, net of cash acquired	—	—	—	(18,295)
Purchases of property and equipment	(4,550)	(2,907)	(7,114)	(5,298)
Proceeds from sale of other assets	—	—	—	342
Purchases of investments	(124,787)	(81,628)	(227,128)	(233,364)
Proceeds from maturities of investments	31,119	22,250	81,887	57,100
Proceeds from sales of investments	32,674	86,706	82,058	198,588
Increase in restricted cash	(3,009)	(3,369)	(3,141)	(3,369)
Payment of deferred consideration	—	(750)	—	(935)
Net cash provided by (used in) investing activities	(68,553)	20,302	(73,438)	(5,231)
Financing activities
Proceeds from exercise of share options	1,278	2,151	2,155	5,868
Net cash provided by financing activities	1,278	2,151	2,155	5,868
Effect of exchange rate changes on cash and cash equivalents	(19)	(435)	191	(45)
Net increase in cash and cash equivalents	5,034	69,417	66,485	76,453
Cash and cash equivalents at beginning of period	305,871	266,745	244,420	259,709
Cash and cash equivalents at end of period	$310,905	$336,162	$310,905	$336,162

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Gross profit
IFRS gross profit	$169,462	$122,010	$323,190	$236,235
Plus: Share-based payment expense	3,180	1,505	6,172	2,844
Plus: Amortization of acquired intangible assets	5,294	2,198	10,587	4,400
Non-IFRS gross profit	$177,936	$125,713	$339,949	$243,479
Operating income
IFRS operating loss	$(15,256)	$(2,639)	$(37,581)	$(7,767)
Plus: Share-based payment expense	45,351	27,806	89,476	58,329
Plus: Amortization of acquired intangible assets	14,317	2,417	28,632	4,815
Non-IFRS operating income	$44,412	$27,584	$80,527	$55,377
Net income
IFRS net loss	$(65,230)	$(1,698)	$(79,224)	$(4,335)
Plus: Share-based payment expense	45,351	27,806	89,476	58,329
Plus: Amortization of acquired intangible assets	14,317	2,417	28,632	4,815
Less: Income tax effects and adjustments (1)	36,564	(6,861)	22,062	(14,425)
Non-IFRS net income	$31,002	$21,664	$60,946	$44,384
Net income per share
IFRS net loss per share - basic	$(0.28)	$(0.01)	$(0.35)	$(0.02)
Plus: Share-based payment expense	0.19	0.13	0.40	0.27
Plus: Amortization of acquired intangible assets	0.06	0.01	0.12	0.02
Less: Income tax effects and adjustments	0.16	(0.03)	0.10	(0.07)
Non-IFRS net income per share - basic	$0.13	$0.10	$0.27	$0.20

IFRS net loss per share - diluted	$(0.28)	$(0.01)	$(0.35)	$(0.02)
Plus: Share-based payment expense	0.20	0.12	0.39	0.25
Plus: Amortization of acquired intangible assets	0.06	0.01	0.12	0.02
Less: Income tax effects and adjustments	0.15	(0.03)	0.09	(0.06)
Non-IFRS net income per share - diluted	$0.13	$0.09	$0.25	$0.19
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	230,208	221,316	229,182	219,910
Plus: Dilution from share options and RSUs (2)	13,170	13,288	13,124	14,487
Weighted-average shares used in computing diluted non-IFRS net income per share	243,378	234,604	242,306	234,397
Free cash flow
IFRS net cash provided by operating activities	$72,328	$47,399	$137,577	$75,861
Less: Capital expenditures	(4,550)	(2,907)	(7,114)	(5,298)
Free cash flow	$67,778	$44,492	$130,463	$70,563
(1) Amount includes a non-cash charge of $47.3 million to income tax expense during the three months ended December 31, 2017 as a result of the write-down of Atlassian’s deferred tax assets. The charge was driven by the reduction in the U.S. corporate income tax rate from 35% to 21% and Atlassian’s assessment of the realizability of its deferred tax assets.
(2) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and six months ended December 31, 2017 and 2016 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(as a percentage of total revenues)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2017	2016	2017	2016
Operating margin
IFRS operating margin	(7%)	(2%)	(9%)	(3%)
Plus: Share-based payment expense	21	19	22	20
Plus: Amortization of acquired intangible assets	7	2	7	2
Non-IFRS operating margin	21%	19%	20%	19%

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending March 31, 2018	Fiscal Year Ending June 30, 2018
Revenue	$217 million to $219 million	$853 million to $857 million

IFRS gross margin	80%	80%
Plus: Share-based payment expense	1	1
Plus: Amortization of acquired intangible assets	2	3
Non-IFRS gross margin	83%	84%

IFRS operating margin	(5%)	(8%)
Plus: Share-based payment expense	15	20
Plus: Amortization of acquired intangible assets	7	7
Non-IFRS operating margin	17%	19%

IFRS net loss per share - diluted	($0.08)	($0.48) to ($0.47)
Plus: Share-based payment expense	0.14	0.72
Plus: Amortization of acquired intangible assets	0.06	0.24
Less: Income tax effects and adjustments	(0.04)	(0.01)
Non-IFRS net income per share - diluted	$0.08	$0.47 to $0.48

Weighted-average shares used in computing diluted IFRS net loss per share	231 million to 233 million	231 million to 233 million
Dilution from share options and RSUs (1)	13 million	11 million
Weighted-average shares used in computing diluted non-IFRS net income per share	244 million to 246 million	242 million to 244 million

IFRS net cash provided by operating activities		$285 million to $300 million
Less: Capital expenditures		(25 million) to (30 million)
Free cash flow		$260 million to $270 million

(1) The effects of these dilutive securities are not included in our IFRS calculation of diluted net loss per share for the three months ending March 31, 2018 and fiscal year ending June 30, 2018 because the effect would be anti-dilutive.